UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-33587

PERFECT WORLD CO., LTD.

(Exact name of registrant as specified in its charter)

Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District

Beijing 100101, People’s Republic of China

+86 10 5780-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Perfect World Co., Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 7, 2015	Perfect World Co., Ltd.

	By:	/s/ Robert Hong Xiao
Name: Robert Hong Xiao
Title: Chief Executive Officer